UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ZS Pharma, Inc.

(Name of Subject Company)

ZENECA, INC.
ZANZIBAR ACQUISITION CORP.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

________________

98979G 105

(Cusip Number of Class of Securities)

Adiah Ferron Reid

1800 Concord Pike

Wilmington, DE 19850-5437

Telephone: (302) 886-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams

Brian Wolfe

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tentder offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Exhibit No.	Description

99.1	Presentation given by Pascal Soriot, CEO of AstraZeneca plc, to ZS Pharma, Inc. employees on November 10, 2015

99.2	Transcript of video regarding AstraZeneca plc’s strategy, as included on slide 26 in the presentation attached as Exhibit 99.1